Exhibit 99.1

Maris-Tech Receives Follow-On Orders from Governmental Customer for Intelligence Gathering Systems

Repeat orders from an existing intelligence customer reinforce the continued operational deployment of Maris-Tech’s edge video and AI systems in mission-critical environments

Rehovot, Israel, June 23, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that it has received additional follow-on orders from an existing governmental customer operating in the intelligence gathering domain.

The orders extend the ongoing deployment of Maris-Tech’s edge video and AI systems and reflect continued operational use in mission-critical environments. The engagement builds on prior deployments and reinforces the customer’s sustained confidence in the Company’s solutions, which enable real-time video capture, processing and transmission directly at the point of collection, including in bandwidth-constrained conditions.

Israel Bar, Chief Executive Officer of Maris-Tech, commented: “We believe that repeat orders from a customer already operating our systems in the field are the clearest signal we can ask for. We believe these orders reflect how our solutions perform when they matter, and we remain focused on supporting our customers’ operational requirements over the long term.”

Maris-Tech continues to support intelligence and defense-related applications with edge-based video and AI technologies designed for deployment in complex operational conditions.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the video & AI pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the continued deployment and operational use of the Company’s edge video and AI systems by existing and future customers; ongoing customer confidence in and demand for the Company’s technologies and solutions; the Company’s ability to support intelligence, defense and other mission-critical applications; the anticipated benefits, performance and capabilities of the Company’s products and technologies; and potential future opportunities arising from existing customer relationships and deployments. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com